                                            Filed by Nextel Communications, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Nextel Communications, Inc.
                                                     Commission File No. 0-19656

                                 SPRINT NEXTEL

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

A number of the matters discussed in this document are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint's and Nextel's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, as such reports have been amended. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, 800-259-3755, Option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191 or call 703-433-4300.

PARTICIPANTS IN SOLICITATION

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint's participants is set forth in the proxy statement dated March 16, 2004, for Sprint's 2004 annual meeting of shareholders as filed with the SEC on
Schedule 14A. Information concerning Nextel's participants is set forth in the proxy statement, dated April 2, 2004, for Nextel's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

                                DECEMBER 15, 2004
                             8:00 AM CT / 9:00 AM ET

Man: Ladies and gentlemen please give a warm welcome to President and CEO of Nextel, Tim Donahue and Chairman and CEO of Sprint, Gary Forsee.

Tim Donahue:      Good morning and welcome to the future of communications. Gary and I are delighted to be here with you today to announce this surprise.

                  As the voice of whoever just said, I'm Tim Donahue President and CEO of Nextel, and Gary and I very much appreciate all of the attendance here today.

                  I'd also like to welcome those who are listening on our conference call and over the web. And I would especially like to extend a warm welcome on this very important day to the employees of Nextel and Sprint who are watching and listening to this presentation. Without their incredible hard work and commitment, neither Gary nor I would be on this stage today. It is the employees of these two great companies that have made this possible.

                  Today Sprint and Nextel announce the merger of equals. It's an exciting transaction that brings together the two leading telecommunications companies with tremendous assets, excellent customer bases, strong growth profiles, and proven management teams.

                  In short we are creating the premier telecommunications company in America. It's wonderful news for our customers, shareholders, and employees and I am thrilled to be part of this historic event.

                  The merger as the slide points out will build strength on strength. You all know that both Sprint and Nextel possess excellent growth prospects in their own rights. The combination of industry leaders in both voice and data services expands those prospects.

                  I am jazzed about this combination because of the combined assets and telecommunications capabilities are so closely aligned with the high growth areas of our industry. This will be a predominantly wireless company with global IP assets.

                  Now you all know that the demand for wireless has been insatiable. Subscribers, minutes, revenues are all growing at double-digit rates. And this new powerhouse company has the spectrum, the infrastructure, the distribution, and the superb and differentiated product portfolio that will drive our continued success.

                  We are looking forward to extend our voice and data leadership for years to come, and I know Gary and I are personally are looking forward to competing with the Verizon's and the wireless, and the Cingular's of the world for preeminent rule in wireless and in telecom as we move forward.

                  Our company's operational strengths, cultures, and management experience are complimentary. Sprint's wireless portfolio serves the consumer market while Nextel has made a name in servicing business and government.

                  Both companies have embraced product and service innovation. Both brands are widely respected, both cultures, young, fast moving, and ambitious. And

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                  both of us are committed to achieving success while employing the highest ethical standards.

                  The combination will accelerate our growth in cash flow. This combination creates substantial value to numerous capital and operating synergies. We conservatively estimate the value of these synergies at a net present value of $12 billion. Gary's going to elaborate more on the savings, but let me just say they extend to every facet of our business.

                  We will capitalize on best practices and systems of each company as we make decisions on product lines, network investments, new services, billing, and customer care, our company will have an open competition and we will let the best ideas win.

                  Neither Gary nor I come to this company with any preconceived notions or prejudices. Both of us are fully committed to choosing the right path.

                  Finally we will plan to unlock significant value by creating a stand-alone local telecom provider, which itself will be the largest independent telephone company in the United States.

                  I want to spend some time talking briefly about the transaction itself. Under the terms of the agreement the shareholders of Sprint and Nextel will receive equal value.

                  The Nextel shareholders will receive value equal to 1.3 new shares of Sprint Nextel subject to the adjustment of cash consideration payable to Nextel shareholders to provide a pro forma ownership position that will allow for the local wire line spin-off.

                  The aggregate cash consideration will not exceed $2.8 billion. The precise allocation of stock and cash will be determined at the close of the transaction.

                  The transaction must be approved, as you all know, by Sprint and Nextel shareholders, federal regulatory agencies including the FCC, The Department of Justice, and State Public Utility Commissions.

                  We expect the merger to close sometime in the second half of '05.

                  I want to talk a little bit about scale and scope. Sprint Nextel will have more than 35 million high quality wireless subscribers and 6 million long distance customers. These customers generate approximately $34 billion in annual revenue and over $10 billion in pro forma OIBDA over the last 12 months.

                  Furthermore as you can see from the bottom half of this chart, 78% of the revenue at the new company will be derived from our high growth wireless business.

                  In a subsequent transaction, shareholders of the new entity will benefit from the future spin-off of Sprint's local assets. On the far right of the upper charts, Sprint has 7.7 million access lines generating as you can see, $6 billion per year and total revenues in nearly $3 billion in OIBDA.

                  These numbers will make Sprint's local business the largest independent local telephone company in the nation.

                  In terms of growth and what are the prospects for growth, looking at the industry the same way investors do, by company there are five large cap players. What this slide shows, is that the revenue and the growth rates of these players using the data from the last 12 months and adjusting for the spin-off off the local business, Sprint and Nextel is growing the top line at a rate of 13%. We would be the fastest growing company among our peers, the large cap telephone service companies. As you can clearly see from the chart on the left they are challenged to grow their business by low single digit percentages.

                  Using OIBDA figures from the past 12 months the combined Sprint Nextel would be growing even faster, at 16%. By comparison most of the large cap telephone service companies have posted negative growth rates over the same time frame.

                  So the performer for growth profile of our business is extremely attractive in terms of both revenue and OIBDA. As we look to the future we will endeavor to maintain strong growth rates driven by a vibrant demand for a differentiated wireless communications services and continued operating efficiencies.

                  To the management team, when Gary and I first started to chat about possibly coming together we set our priority for securing very highly talented management team, and we succeeded in bringing together the best manager's in the industry.

                  As you all know, I will serve as Executive Chairman for Sprint Nextel. I will be working side by side with Gary, the CEO to develop the company's strategic direction, and most importantly to help ensure the achievement of the $12 billion in synergies that make this deal so compelling.

                  As mentioned, Gary will be the company's President and Chief Executive Officer. You can see our new organizational and reporting structure on the left hand side.

                  Len Lauer Sprint's current President and Chief Operating Officer will the COO for Sprint Nextel. Paul Saleh, Nextel's current CFO will be the Chief Financial Officer of Sprint Nextel. Barry West Nextel's current CTO will be the Chief Technology Officer, and Tom Kelly Nextel's current COO will be the Chief Strategies Officer.

                  The two transition officers will be Rick Orchard from Nextel and Steve Nielsen from Sprint. And at this time I would also like to recognize and thank Bob Dellinger for the key role that he has played in transforming Sprint and getting the company to this historic day. He will continue to contribute and in a substantial way in the closing of the merger and the spin out of Sprint's local business.

                  The Sprint Nextel Board will include 12 directors. There will be five independent Directors from Sprint and five from Nextel, plus Gary and myself. Inclusive of the 12, there will two independent lead Directors, one from each company.

                  Our executive headquarters will be in Reston, Virginia where Nextel is currently located. Operational headquarters in Overland Park, Kansas where Sprint is currently located.

                  Now before I turn it over to Gary just a few words.

                  I would first be remiss if I didn't thank the 18 thousand plus employees at Nextel who have done such an incredible job of helping the management team build this company.

                  You all know that this company was written off some three to five years ago. No one really gave us a chance. And despite that, because of this team we have grown this company. We have executed against our plan and I think it's fair to say that we're considered one of the best operating wireless companies in America. It could not have been done without the incredible people at Nextel who made it happen.

                  I also would like to thank Morgan O'Brien. Morgan O'Brien who most of you may know founded this company. It was his vision, to cobble together spectrum to make a nationwide company that really gave birth to Nextel.

                  Morgan has been an incredible, incredible contributor to this company. I've had the privilege of working with him now for eight plus years. He is a member of our board and I can't express my - enough appreciation to Morgan for everything that he's done.

                  This merger started sometime back in the March, April timeframe when we were trying to decide whether it made more sense to jointly build a network, build our own network and so we started conversations with Sprint and through that process I got to know Gary.

                  And I just want to make a couple of points. First of all I look forward to working with Gary Forsee. I think number one, he's a good guy and I've always enjoyed him. He's fun he's got a good sense of humor. And not only will I enjoy working with him in terms of making this company great, I'll also enjoy playing golf with him and having dinner with him, because he's that kind of guy. He's incredibly experienced in this business. He is - he's got wonderful people skills. He hires great people.

                  I think one of the tributes to Gary is if you go down to Kansas City today and you take a look at the management team. The people at Nextel that I have gotten to know have been just wonderful people.

                  And of course you all know that I'm extremely proud of our management team here. And you can just imagine putting these two teams together, with the axis that we have how exciting it's going to be for us to take on Verizon, to take on Cingular and in two to three years build the best wireless/telecommunications company in this country.

                  Gary's going to lead that charge. I am going to be shoulder to shoulder with him. We have a great relationship. We both have good listening skills. We're smart enough to understand that listening to each other makes sense for the business. And we will always do what's in the best interest of this business.

                  So it gives me great pleasure to introduce to you today the President and Chief Executive Officer of the new Sprint Nextel, Gary Forsee.

Gary Forsee:      So how many strokes do I get?

                  Well Tim thank you and let me welcome everybody that's here in New York with us this morning and also add my welcome to everybody that's joining us by audio and webcast.

                  This is obviously a great day for these two great companies. And let me thank Tim for those kind words, and I will reciprocate in just a few minutes.

                  But as I typically do, let me start by thanking all of our employees and associates now of both companies, both Sprint and Nextel.

                  And I agree with what Tim said, without the execution, the commitment, the commitment to our customers that happens everyday in the marketplace, we know how important that is, without that execution and commitment over the last several years both of these companies wouldn't have the chance to be here this morning to talk about combining based on our strengths.

                  About combining based on the strengths that we've developed in the marketplace, our acumen in serving customers, developing products, deploying technology. This is about one plus one equaling much more than two.

                  And because of our employees and because of their conviction to the strategies that we've had we're here today to talk about bringing together what is being described as the next generation communications company.

                  But I'd also like to tell you what I'm excited about. I think we have drawn to what I believe is a perfect hand for telecommunications. When you think about the assets that we have that are positioned for business customers and wireless, broadband, and global IP networks; when you think about the assets we have that are employed today for consumers, for broadband wireless, for voice wireless and the opportunity we have to work with enabling companies that we partner with today, the cable companies to be sure that we're providing those next generation converged services to both business and consumers; we're the only company that can do that.

                  And the final point I make is about what I'm excited about this morning is, we have in fact with this merger created a company that's going to deliver benefit to our employees, it's going to deliver benefit to our customers with products and services we otherwise couldn't have done as well at by ourselves, and obviously the final point, and most important point, deliver benefit to our shareowners that we think again is something that's unique because of this combination and by ourselves we couldn't have achieved.

                  So obviously I'm convinced, as Tim is that this is the right time, the right combination, and the right way for our two companies to go forward.

                  Let me talk about my experience in the last several months with the Nextel management team. Like Tim, we've gotten to know each other. And we've done that through some long hours, and through some sessions where we've seen our teams interact with each other already.

                  And I can tell you the pride that I saw with our team representing Sprint, and the pride that Tim saw with his team representing Nextel. But the teams working together to understand the benefits as we put these two great companies together, the opportunities that we're going to have are going to be unique. And both of us were proud of that achievement.

                  And I think it speaks to our cultures. I think it speaks to the passion that our teams have to understand the importance of winning, the importance of customers and customer care and customer service. But again, I think most importantly the passion that I saw with Tim and his team and our teams working together. The passion that we have for our employees.

                  So I also want to recognize Tim for what his contributions have been in his career in wireless. And I think, as I've reflected in my experience in having known Tim a bit over the years but now having worked with Tim to make this happen this morning - Tim is a pioneer. Make no mistake about it. When you think about the wireless industry and how it's evolved in this country, Tim has been a pioneer. And he brought those pioneering skills to Nextel. And out of that, created an entrepreneurial culture.

                  And if you think about where his company was in the past four or five years and where they are today, again I think it's a testimony to Tim's skills as a pioneer, Tim's skills as a leader, but also Tim's ability to put together a great management team, some of whom you've already been introduced to this morning.

                  So Tim, I think we're going to have a hell of a time. And I think we're going to create for our customers, for our shareholders and our employees, a great opportunity.

                  You know, as we start this opportunity, we're going to have many competitive advantages. We have a substantial wireless base with more than 35 million high value subscribers with the highest avenue, excuse me, average revenue per user in the wireless industry. A great place to start. Our customers have the highest communications usage profile among national carriers, and have demonstrated a strong interest in advanced services. We're the leader, in fact, in wireless data services.

                  Additionally, we have the benefit of extensive relationships with enterprise and government customers. And our ability to deliver advanced communications solutions across wire line and wireless networks is simply unmatched. When you think about the assets that we have, national networks in both cases, nobody has that. That's unique in our industry.

                  We have proven market differentiators, like Push-To-Talk. Highly efficient CDMA technology, advanced high-speed data capabilities, and wireless business solutions that are being delivered in the marketplace today. Not promises for the future. As the combined company, we will strive to integrate these services across our networks.

                  And we're going to have products and functionality along the way. That's what this is about. Taking these two great companies and where we are today, adding those together, and creating even more opportunities for our customers.

                  With substantial spectrum, national wireless and wire line networks, and state-of-the-art technology, Sprint Nextel will lead the industry in bringing next generation communications solutions to the marketplace. And more on that point in just a minute.

                  We expect our network migration path, which will yield substantial capital savings over time, and our efforts to streamline expenses as we move from two companies to one, will allow us to realize the synergies that Tim already talked about, that have a net present value of more than $12 billion.

                  And finally, the company will set out with substantial financial resources and flexibility at its disposal as we launch this great new company. We will be a Fortune 50 company. And I suspect we will quickly be moving up the list in the coming years.

                  Let me talk about products, our brands, and distribution channels. And you look at this page, again, I hope you feel as good as we do about what we're creating here.

                  Our target markets, our brands and distribution channels, we believe deliver a customer base that will be the envy of the telecommunications industry. Sprint Nextel differentiated products and services allow our company to attract high value customers.

                  Our rapidly growing subscriber bases today includes nearly every member of the fortune 500 and a balanced and extensive presence in consumer and small business segments, which as you know tend to be the fastest growing segment in this industry.

                  Our products and services are in high demand. And in the wireless marketplace, as demonstrated by our customers' substantial voice usage and industry-leading demand for Push-To-Talk and wireless data services, where we're the leaders.

                  A variety of powerful distribution channels will drive continued growth. And these include, obviously, a dedicated direct sales force and respected alliance partners for large accounts that include Cisco, HP, IBM, EDS Unisys and SAIC.

                  We have a highly trained indirect sales force. We have quality resellers and MVNOs which include Quest, ESPN, Virgin Mobile, as well as several cable providers that we're providing service to today, and obviously distribution partners like Radio Shack and like Best Buy.

                  In total, Sprint Nextel can now provide wire line services to cable companies passing over 20 million households, enabling these companies to ramp up their efforts to compete against the RBOCs. And as I talked earlier about convergence for consumers, this is what we're talking about. The promise of those broadband networks connecting in the future.

                  Low cost distribution channels such as our telesales operations, 1500 retail stores - 1500 retail stores; think about the power that will create for our brands - as well as well established internet presence round out our distribution portfolio.

                  I think this next chart's very important, because in my experience and Tim's, this is all about service and is all about network quality.

                  And as we've talked about our alignment, and we've talked about our cultures, let me tell you we had very deep and long discussions, Len, Tom Kelly, Tim and I, about how we see this company evolving. We talked about the vision. We talked about the strategy. And let me assure you, and the customers and our employees, this is about creating a company that's going to stand for service, it's going to stand for network quality. We're going to be the best.

                  So as we look at the needs of our customers today, we're committed to bringing this industry-leading expertise and next-generation services to the market.

                  Today we offer customers national wireless services and wire line capability in all 50 states, Puerto Rico and the Virgin Islands, and we provide our IP services globally. Our unique mix of assets and depth of communications expertise provides a source of differentiation in today's highly competitive marketplace. This merger will effectively add scale to this advantage. So if you think about bringing Sprint and Nextel to leverage all those assets to their full potential, that's what this is about.

                  We also have a truly enviable spectrum position, with 53 megahertz of spectrum across the 800 megahertz and 1.9 gigahertz bands. The company will leverage its strong spectrum position as we move toward Sprint's planned deployment of wireless EV-DO in 2005.

                  Sprint Nextel will also own spectrum licenses at 2.5 gigahertz, covering 85% of households in the top 100 markets. This abundant position really positions us also with Sprint's tier-1 internet backbone to be an enabler to make it possible for us to provide the next generation high bandwidth mobile services. We'll be uniquely positioned to take advantage of that.

                  These unmatched capabilities create tremendous opportunities, obviously, as we go forward with this great new company.

                  Obviously a lot of interest in technology opportunities. And we're going to spend a couple of slides on this.

                  We'll have the opportunity to improve the quality of our network. And as I mentioned, we spent a lot of time talking about this very specific point and we actually are investing additional capital in this plan, in the synergy plan, to be sure that we have obviously the right coverage, the depth and breadth of that, as well as new features and functionality. And leveraging obviously today's position that we have with an exceptional reliable wire line network.

                  A significant synergy in this transaction is derived from the fact that Nextel has substantial capacity at its cell sites to accommodate CDMA deployments, as we intend to get a fast start on that opportunity.

                  We'll have the opportunity to improve coverage by combining our networks to create a more robust footprint for voice and broadband data services. We have something over 50,000 cell sites, tower sites, and we'll be obviously looking to optimize. But as a result of that, one plus one will certainly equal more than we have individually today which will equal a better network, a higher quality network for our customers.

                  We'll have the opportunity to improve capacity and lower our overall cost, by taking advantage of efficiency of CDMA. And Sprint Nextel will have substantial purchasing scale as we work with our vendors to provide additional benefits on the cost side.

                  But perhaps our most compelling are the unprecedented opportunities we'll have to extend our leadership in areas such as Push-To-Talk. High speed wireless data and integrated solutions by bringing innovative products to the market ahead of our competitors. We've shown in the past that we have that as part of our DNA, and obviously as we move into the future that will continue to be a very important part about what we're about as a new company.

                  Something I know is very attuned to issues on your mind in terms of the network technology and the evolution path. And again, we've spent substantial time - that's really how these discussions started. As we started to understand our prospects within Sprint of deploying CDMA and EVDO into the future, our opportunity for wireless broadband mobile services as an opportunity we have that were unique, Nextel found itself at the same point. So as we started to have those initial discussions, we started to understand the opportunity to converge and migrate those networks into the future.

                  So this chart shows that in 2005 our current individual plans for CDMA and the IDEN network build out will remain really largely unchanged. And this includes Sprint's deployment in 2004 and 2005 of EV-DO.

                  We'll also finalize our product direction for interoperability with Push-To-Talk services between the two networks. A very important issue as we launch this new company.

                  And finally, we'll implement a site sharing arrangement, as I alluded to earlier, in 2005, to allow Sprint Nextel to benefit from co-location opportunities across our cell sites.

                  In 2006 from this chart you can see that those co-location efforts will continue. But we'll also start to begin to consolidate our network organizations. Obviously operating two networks and building out the capacity and the requirements that we have will extend that opportunity to work with the network organizations. It's something that's very important to ensure that we keep the quality, keep the coverage, and keep that network quality best in class.

                  We'll take our first steps in 2006 to start to plan the IDEN transition to CDMA. Again, to manage the transport networks that we have and complete phase one of our national EV-DO rollout.

                  During the year, we also expect to deploy a Push-To-Talk service that operates seamlessly across IDEN and CDMA networks.

                  2007 will be focused on developing voice-over IP and Push-To-Talk capabilities with the next generation EV-DO technology release A. Something that again is very important to the road map and very important to our ability to take our customers to that next generation data network.

                  And finally, in 2008 we'll launch Push-To-Talk over that EV-DO release A, which will also allow us to begin to transition IDEN into a mode where we take full advantage of the CDMA network.

                  But as is pointed out in that top right chart, we'll also have the opportunity for this Push-To-Talk with this IDEN network to continue to have a utilization. For those customer that are Push-To-Talk centric for security purposes, for issues around the provision that we have today for those customers and users in public safety to continue to utilize and take advantage of this network. So we'll continue to take a look and have discussions with those interested in that network and in that future opportunity.

                  But I'd also like to mention in this 2005 and 2008, we'll have a unique opportunity because of our spectrum position in 2.5 gigahertz combined spectrum to begin to think and begin to plan for what that mobile broadband network can look like. And we'll have an opportunity that really will be unique. As I mentioned earlier, we'll cover 85% of the top 100 markets with our spectrum position. So we'll be positioned to take advantage of that opportunity should we choose to pursue it. And we'll have a competitive advantage in that particular case, given that opportunity.

                  Let me move to now a discussion about synergies. And I think to kick this off, let me add to what Tim said. This is about growth. And certainly the term synergy implies merging organizations together, and reductions that typically are as a result of head count reduction. And this is not about that.

                  Certainly as we rationalize our organizations, there will be headcount impacts. But this is a growth story. This is about ensuring that as we look at our technology deployment, as we rationalize the organizations that we have today are Washington and Reston centric and Kansas City centric, that we rationalize those organizations in a very logical way.

                  So as you can see, these synergies - $12 billion dollars is what we've identified - a very significant opportunity and obviously one of the attractions that we had as we started to have those discussions.

                  We expect to be able to accelerate the network expansion and capacity improvements, which will improve customer loyalty. And we'll make investments along the way to ensure that we take advantage of these two networks, to be sure that our customers are getting the best.

                  In addition we'll have the benefit of up selling long distance service into Nextel's customer base. And again, one of the attractions that we saw was Nextel being predominantly business oriented, the applications that they have today that are very sticky around the Push-To-Talk and the opportunity to take to that customer set the Sprint IP network, the long distance network capability if we will, into that base. And that's a very key part of what the opportunity will be in the future.

                  We'll obviously have the opportunity to rationalize over time and optimize the rate plans that wireless customers that will have into the future.

                  We'll lower our network operating expenses as the number of cell sites and switches are reduced over time, and our organizations are integrated. We'll also reduce SG&A expense to begin rationalizing our sales and distribution and marketing efforts, back office integration, and consolidated infrastructure meaning network and IT support.

                  And finally Sprint Nextel will realize significant capital savings by migrating Nextel's back haul to Sprints wire line network. We'll rationalize our IT and billing systems, avoid duplicate investments in wireless high speed data networks which again are a key part of this merger, and taking advantage of cell site co-location.

                  Obviously, that doesn't come without cost. And certainly one of the key issues that we've already identified and dealt with is our brand. And certainly you can see today we're very proud to stand before you and talk about the branded new company being Sprint Nextel. And as we move forward, we'll obviously be establishing a new brand. A new company. Associated with the spinout of Sprint's local operations. And that new branding will be created as well.

                  The integration costs will include how we integrate back office. And certainly as we go through facility and contract terminations or costs associated with that, we're going to pay particular attention to our employees as we both talked about. That's why we're here.

                  And so our employees can expect at Sprint and at Nextel that our process is going to be very tuned to transparency about how important it is to be sure that they stay engaged and stay focused, but also to be sure they know the opportunities. And this is about win-win. And they have to be a key part of that discussion.

                  So retention programs and severance programs consistent with that message about how valuable they are will be very important.

                  We've already identified as Tim Donahue mentioned earlier, two co-chief transition officers. And Rick and Steve are going to do a great job hitting the ground running starting today as it relates to planning for the transition that will obviously kick into place after we close the merger.

                  But it's important during 2005 that we begin that planning process and we start to get the level of familiarity with the details within the operations. And we will hit the ground running. And Steve and Rick are going to do a great job. Tim Donahue and I have already given them their first marching orders. That's supposed to be funny.

                  Let me talk now and show you how the synergies lay out. From this slide I think you can see that we have again, spent a lot of time on this to be sure that we have a very realistic yet achievable targets for the three years following the creation of Sprint Nextel.

                  And as you might expect, most of the integration costs are certainly front-end loaded and while you see those savings which are significant ramp-up over that period of time.

                  I'll point out that we expect to get off to a fast start in 2005 and 2006 with more than $500 million of operating expense synergies and even greater level of capital savings.

                  In 2007 what you see is investments that we're making as we get the CDMA network ready for the conversions and we get ready for the sell-side expansion that will occur during that period of time. And the CDMA that will be deployed onto the Nextel network during that period of time shows that capital expense in 2007 to support that.

                  And as you see from the chart, the operating expense synergies are in the billion dollar range by the time we get out to 2008. And I would also note that we laid out what I consider to be a fairly conservative opportunity for revenue synergies. I already indicated the opportunity to sell long distance service, the opportunity to cross-sell across those market segments that we serve today is a very significant opportunity.

                  Many of you are aware that Sprint has been adding roughly 2000 cell sites per year to expand its network. That plan that we've established includes continued aggressive expansion in this area. And a key factor here is our ability to collocate onto existing Nextel sites. By 2008 we'd expect that 14,000 or roughly half of Nextel sites will host CDMA equipment -- again, a key part of the synergy discussion and a key part of our capital savings.

                  Sprint Nextel will begin realizing material costs benefit on a net basis once the integration process is completed during 2007.

                  Let me talk now about what you can expect from the financial strength and flexibility and certainly with our two CFOs here today and Paul designated as the CFO of the new company. We're starting from a great position.

                  Sprint Nextel will enter the market with significant financial strength and flexibility which is very important with the investments and with the opportunities we have to grow this business.

                  Prior to the spin-off of Sprint local, we expect to have leverage in line with our prospects for growth and consistent with other investment grade companies. We will also look to reduce interest expense as the strength of our balance sheet may create opportunities to refinance our outstanding debt that we have today.

                  While we did not anticipate that Sprint Nextel will pay a dividend, the company's growth profile and cost structure will support the substantial cash generation to enable further leverage reduction over time.

                  Finally, let me talk about Sprint's local operations. And again, we're very proud of what this division has produced within Sprint as part our culture, part of our heritage. And again, that organization's great performance has allowed us to consider this unique opportunity to position two companies for the future and again, a very positive day for our associates associated with this very important business.

                  Immediately following the creation of new Sprint Nextel, the local telephone business will be spun off as a separate publicly traded company. Sprint's local business has demonstrated tremendous success in selling bundled services with its highly regarded 18 state local footprint which covers several high growth areas including Florida, Las Vegas, North Carolina.

                  The business which has 7.7 million local access lines in 18 states with more than $6 billion of revenue over the last four quarters. And as Tim Donahue mentioned, this will be the largest independent local telephone company in the United States.

                  This company will be composed of Sprint's local telecommunication division's assets and operations including consumer, business and the wholesale operations. It will have its own management team and board of directors including current directors from Sprint Nextel.

                  The inclusion of Sprint North Supply in the spin-off will be determined at a later date depending on the valuation of certain tax and strategic decisions that we'll make.

                  The local unit will have commercial operating agreements with Sprint Nextel for mobile and long-distance network services and certain transitional services tied back to corporate center support.

                  They will continue to provide current high quality service that's sold in simple yet very valuable bundles to the customers that we serve. This company is expected to continue to produce strong cash flows. And we will establish a capital structure that is appropriate to its financial prospects including a dividend policy commensurate with its own business plans and needs but consistent with ratio of payouts of the peer companies that we compete with.

                  In conclusion, let me wrap up by saying obviously how excited I am. And I hope that comes across in my comments and certainly in Tim Donahue's this morning about what we think we're creating as we stand before you and describe America's premier communications company.

                  We truly are creating this as we make this announcement today. It's obviously up to us over time to deliver on these expectations that we're establishing. But

                  I can tell you after the last several months of engagement with Tim Donahue and his team, I'm more confident than ever as I stand here before you this morning that this team has what it takes, this is the right time in this industry for these two companies to come together to take full advantage of the synergies, to take full advantage of the capabilities, but most importantly, take full advantage of the entrepreneurial spirit and the innovation that has set us apart from competitors to this point in time and imagine the power of these two companies coming together as move into the future.

                  What I'd like to do now is to certainly begin the next important phase of this discussion that Tim Donahue and I would like to entertain your question. I'd like to also again, reintroduce Len Lauer, Paul Soleh, Barry West, Bob Dellinger, Steve Nielsen and Rick Orchard who we may ask to get some help on some of the questions.

                  We obviously have microphones in this room available and we'll be taking questions on the phone as well. So at this time I'll act as the broker for the question process and Tim Donahue and I will tag team in response and ask for help as appropriate. So if you would not mind designating your name as you stand up, that would help Tim Donahue and me with the glare of the lights please.

Operator:         For the participants on the phone, if you have a question, please press star zero. Thank you.

Jason Bazinet:    Hi. Jason Bazinet at JP Morgan. I was wondering if you could just talk a little bit about your appetite to do incremental meaningful wholesale agreements on the wireless side, not so much with the niche agreements that you have now with Virgin, but more on the cable side. Thank you.

Gary Forsee:      Yes. Let me start, and then I'll ask Tim Donahue to comment.
                  Certainly from a Sprint perspective looking back, we concluded that partnering is a great, great way to add scale, scope, and provide additional value-added benefits in the marketplace.

                  Our strategy whether it's been called MVNO or wholesale has been about how we find companies and brands that can take the Sprint position in the marketplace in places that we may not have been able to get with the Sprint brand and set of services.

                  So as we've launched Virgin mobile, as we partner with Qwest, as we partnered on announcement two weeks ago with ESPN, those are all very important recognition that partnering with those brands could take us to a place for network scale, scope and brand positioning that we may not be able to achieve ourselves.

                  So I've thought about it, Len and our team have thought about it as much as a second brand strategy as opposed to perhaps historical ways of thinking about wholesaling.

                  Certainly as we form our new relationship with Sprint Nextel, you know, we'll evaluate opportunities that come along. But certainly we've already identified by our comments this morning because we're working with the cable industry today providing voice-over IP service as part of the enabling strategy as those considerations are made, but certainly the opportunity to work with them as they understand as we do the converge opportunity of the broad band network and the wireless data and broadband services we provide. A great customer experience is to create a common experience for those users.

                  And Tim Donahue and I are aligned with our teams that we believe we have a great story to provide to that part of the industry, to that part of telecom and communications industry and we'll be about describing that opportunity with them. Tim Donahue, you may want to comment.

Tim Donahue:      Just a brief comment. Gary covered the salient points. Here's what I would say. This company with its nationwide footprint, its capacity that we'll have as a result of the spectrum and the technologies that we're both using. It's a wonderful opportunity for content players and others to utilize that network if they so please.

                  Now if that comes in the form of MVNO, fine. If that comes in the form of a joint venture, fine. But my perspective is that the world is going wireless. And there are companies out there -- we've already seen it and Gary has outlined some of his MVNOs -- the cable companies clearly are looking for some sort of wireless play.

                  And I think this company is extremely well-positioned because it's a network, because of our capacity and because of our ability to understand partnering. And I think we do that better than anyone. I think we can be remarkably successful in attracting partners and driving topline revenues.

                  It's about wireless. It's about data and it's about broadband deployment. I think all of those terms work with the kind of opportunities that we see in the future.

Man: Thanks. Thanks, Gary. In Las Vegas for example, where you're currently the ILEC, will the new Sprint Nextel be better or worse positioned at targeting customers let's say each consumer, small business, large business without having the ILEC in house?

Gary Forsee:      Obviously we've made the conscious decision that it's in the best interest of our again, constituents of our customers, our employees and our shareowners to make the decision to spin-out of local operations.

                  And as we do that as I mentioned earlier, we're going to equip them with the products and services that they need to compete in that local market including long distance services which they provide today including wireless access to wireless service that they again provide today as part of that bundle.

                  Certainly as Sprint Nextel is formed and competes in Las Vegas then our paths will diverge after Spinco is established into that new environment after that local operation is established.

                  And as we look again to partner with cable companies and that certainly would be an opportunity that would be available in that future context versus where we are today in terms of providing those services by ourselves.

                  So I think Rick, my answer is there will be very competitive opportunities for both companies, Sprint local divisions competing as we do today very aggressively around the country in the market because of the hyper nature of the competition. And certainly Sprint Nextel will be very well positioned in a wireless sense or perhaps in the future with other partnering opportunities with cable.

Chris Lawson:     Chris Lawson from Prudential, a couple quick questions here.
                  Any plans, interim agreements for data or LD sales or Push-To-Talk product between companies before the deal closes?
                  Certainly the CAPEX savings that you outlined, does that include the fact that Nextel would not be building out a 3G network or a (unintelligible) point in time would be combined utilization?

                  And lastly could you just - your thoughts on (unintelligible) whether you might participate in that or not?

Gary Forsee:      Do you want to take the middle question on the capital
                  deployment?

Tim Donahue:      Yes, the synergy assumptions on the CAPEX side assume that as
                  Gary showed on his slide in his presentation that we will be migrating to the EV-DO Rev A 3G network.

                  You should understand that the IDEN network we are going to continue to obviously grow the IDEN network. It's going to be very vibrant through the '07 timeframe. We'll be expanding the footprint. We'll be sure we have enough capacity.

                  In the interim we're going to be working on the push-to-talk product on Rev A. And so the synergies that you looked at assume that that's the 3G network of the future.

                  Gary made a very good point in his presentation. I think that the IDEN network has a very long life. And the Nextel folks and the Sprint folks as well have done a very good job in the government area and the public safety area.

                  And it is my hope and expectation that we can extend the life of IDEN through offering products and services to public safety, government, and push-to-talk centric businesses who can take advantage of this great network that's already built and has a terrific footprint across the country. Does that answer your question?

Gary Forsee:      Yes, the comments on the other two questions, certainly
                  interim agreements, obviously until we close we're going to compete vigorously in the marketplace against each other.
                  That's the rules. And obviously we'll follow those rules to the T.

                  Certainly if there are opportunities for commercial agreements, we'll consider commercial agreements that may allow us to have something that would have to be sustainable into the future. And that certainly is the legal test that we'll have to work with.

                  So this will be more about planning for the plan that will be executed after the close. And as you know, that's the way the legal rules work. And so we have to be very cognizant of regulatory approval processes.

                  And is relates to Auction 58 as indicated, we're going to have over 50 megahertz expected which is a great place for us to be as a combined company.

                  We'll look at Auction 58 to see whether there are needs that we would identify beyond what would be achieved by the combining of the two companies. And whether we decide to participate or not is to be determined.

                  Okay, I'm sorry.

Jake Newman:      Jake Newman, CreditSights. Could you talk a little bit about customer reaction and total value for the customer? There's a disparity between the churn rate in the two companies, the two networks. What assumption in the net present value number that you are using do you make about change in the term? Also could you relate that to parts of ARPU. There's a disparity in ARPU between the two networks as well. Thank you.

Gary Forsee:      Yeah maybe this is one to ask Len Lauer to comment and maybe ask Tom then to come in as well because we've done a lot of work dissecting the customer bases as we work through synergies.

                  So Len I'm going to ask you to comment about that if you will, Len, for Michael.

Len Lauer:        I think from a customer's standpoint we'll have very positive reactions from our customers in terms of the additional unintelligible identified by Tim and Gary that we can use a divine company going after conversions.

                  On turn, obviously from a Sprint standpoint we have higher turn than Nextel. We do have in our plan over the next couple of years to bring turn down as we have over the last two years and we see that trend continuing.

                  And I think as a result of our combined network we also see further opportunities by having enhanced coverage. Because the Number 1 reason for a wireless customer to turn is due to poor network coverage.

                  We believe between the companies we can also improve turn performance. And that's partially in this synergy in terms of sub term improvement. But it's not very aggressive beyond our normal operating plan.

Man:              (Unintelligible).

Len Lauer:        Yeah, I think the other piece too when you take a look at the turn between the two companies we also have a much higher exposure of Sprint to consumers. And Nextel has a much higher exposure to business.

                  And typically you have higher turn in consumer. We also give the consumer environment you bring on a much larger basis, something like credit customers. So when you take a look at involuntary turn, I think we've reported of our turn that was 2.7, 1.2% of that came from involuntary where Nextel involuntary is much lower than we have because we're much more consumer. And so that's why you also have the gap between the turn numbers.

Gary Forsee:      Tom.

Tom Kelly:        (Unintelligible). On the ARPU side, obviously at Nextel we have a higher ARPU today but their composition of our ARPU I think is very complimentary.

                  Sprint has done a wonderful job in building their data, our proof for customer. And I think as we move forward with the very specific data platform that we'll have on data strategy, the opportunities will be for Nextel to actually add to the data revenues that we have.

                  And this is - there's another issue around Push-To-Talk. Clearly Push-To-Talk has been a main differentiator for Nextel and has contributed significantly to the building to generate our ARPUs as we maintain our position in terms of leadership with Push-To-Talk and continue to convey that across the companies. I think you'll see also improvement on even the consumer side.

                  Push-To-Talk is the ability for that product to have a great influence on the consumer market is really there. And the fact that we have the experience to make it a performance product, we have the understanding about how to market the groups of which families are very important, I think you're going to see a huge benefit to that, and I think we know how to do it. I think combined with Sprint we'll do it better than anyone else in this business.

Tim Donahue:      If I could, Gary, just make one comment.

                  Think about the power if you will of the Nextel network with its Push-To-Talk capability and the power of the Sprint network with its considerable data capability. Think about a dual mode phone that will be developed by Motorola.

                  And by the way Motorola, first of all is going to have a long life with this company. They're going to continue to support the Nextel network to the '07 timeframe. And they will be very instrumental in building for us a dual mode phone.

                  So you'll have the instantaneous nature of Push-To-Talk on the IDEN network coupled with interconnection and the data capability on the CDMA/Sprint network with a set of handsets, a collection of handsets that will be better than anyone else's in the industry.

                  And you talk about a customer perspective, from my point of view it's a very compelling product. It's a differentiated product. And that's what made these two companies straight, differentiation on voice and Push-To-Talk at Nextel differentiation clearly on data with Sprint.

Gary Forsee:      And final point is imagine, the Push-To-Talk capability for business customers that have been developed with applications imagine that product opportunity being taken into the position that Sprint has historically had in the Fortune 1000 in the business space with our enterprise data and wire line network.

                  That's a capability that we've had that we integrated Sprint in 2003 and 2004 to bring those capabilities together. Imagine adding onto to the top the Push-To-Talk and the applications that Nextel brings to this combination. It's pretty powerful.

                  I think we've got some questions on the phone if we could go to the phone for the first.

Operator:         Alright, thank you.

                  Our first phone question is from David Nensick, Wellington Management Company, Boston, Massachusetts. Sir you have the floor.

Gary Forsee:      Morning, David.

Gary Forsee:      David, are you there?

Gary Forsee:      Go ahead, David.

Gary Forsee:      See you, David. Next question.

Operator:         Okay, we'll go try next question. Our next question is from
                  Blake Bath, Lehman Brothers. You have the floor sir.

Gary Forsee:      Good morning, Blake.

Blake Bath:       Thank you, good morning.

Tim Donahue:      Good morning, Blake.

Blake Bath:       Can you hear me?

Gary Forsee:      Got you, go ahead.

Blake Bath:       Okay, very good. I wonder if you could just speak briefly
                  about the number of employees in total you're going to have once the LEC spin-off is done and the redundancy is eliminated. So kind of an end of '06 view and how many are going to be in Kansas City versus Reston so we can just understand that dual headquarters.

                  And maybe further to that question, can you - you outlined the top seven or eight positions in the company. How far down have you've gone in your planning at this stage? I mean have you gone to the top 50, top 100, if you could just let us know on that that would be great. Thank you.

Gary Forsee:      Let me start on the second part and ask the people to start thinking about the first part because there's some high order math involved there.

                  But the second part I'll comment on and then ask Tim as well.

                  We spent a great deal of time. And Tim and I, Len and Tom to talk about organization design because I think it was important given where both of us have been coming from. Sprint obviously multi product division in the past two years moved into customer focus division business consumer; Nextel obviously coming from a heavily dominated business space.

                  So we spent time together to be sure that we had the common vision about how to start this new company and how to take the best, you know, set of assets that we had meaning our employees to be sure that we create a win, win for that.

                  So it does speak, Blake, to our care about understanding the importance of our employees in Reston and our employees in Kansas City to be sure that as we go through this process, that we're ever mindful that our competitive advantage at the end of the day is our employees and our associates.

                  So we spent a lot of time on the organization design the philosophy about creating an operating headquarters and an executive headquarters.

                  And I think we've got that figured out. And under the banner of ensuring that we do the right thing for our customers, our shareholders, and employees, then we I think we have a clear understanding that it doesn't make sense to move thousands of people from Reston to Kansas City and thousands of people from Kansas City to Reston. We ought to be able to figure out a smart way of doing that.

                  At the same time we clearly will have to rationalize overlapping organizations. So make no mistake about that. We're very clear that at the end of the day this will be about rationalizing and downsizing and having a cost competitive structure going forward. That's the basis competition.

                  But we're going to do that with a lot of care and a lot of attention.

                  So let me as Tim to comment perhaps on our process that we've described amongst ourselves for how we'll take the next step for our people.

Tim Donahue:      Gary and I, Tom and Len spent a considerable amount of time discussing this very point.

                  And obviously you see that we have named the top five or six positions in the company. The intent here is for Gary and I and the Senior Team to have the opportunity to meet and understand the talents on both sides.

                  And that's obviously going to take some time. We'll have to finalize exactly the way the organization will be structured. And so I would say over the next 90 days or so we're each going to be getting very familiar with the others management team. We have a process in place by which we'll do some evaluation and then we'll begin to put people in their appropriate roles.

                  I think it's important to point out as Gary said in his presentation that this is a growth story. That a lot of the synergies that we're talking about come from CAPEX savings and network synergies, this is obviously going to be attrition in the employee base.

                  And while Gary's absolutely right we will rationalize the size of the organization. We will deal with overlap.

                  On the other hand when you have a company that I believe has the growth potential that this company has to me it speaks to great opportunities for the employee base. And Gary's absolutely right.

                  You know, we have Washington, we have Kansas City, we will rationalize what makes sense.

                  Wholesale movement between those two geographies doesn't necessarily make sense and may at the end of the day be more costly.

                  But both Gary and I are dedicated to running an efficient organization. You've seen that in our margins, you see it now in Sprint's margins as well. And rest assured that we will do what's right in terms of driving efficiency.

Gary Forsee:      Well I did a little quick math for you, this won't be precise.
                  But today Sprint roughly has 60,000 associates about 17,000 of those are in Kansas City.

                  Today Nextel has about 17,000 associates and about 4,000 are in the Reston area.

                  We would expect as we spin out our LEC operation that would be roughly 22,000. So if you do that math just straight up you end up with an organization of Sprint - Nextel, you know, in the 55,000 range.

                  And obviously as we've indicated over time we will rationalize and make decisions about the balance of the organization.

                  But I think from our comments you understand where the starting points are and obviously the transition period will deal with the rest.

Blake Bath:       Okay, thank you.

Gary Forsee:      From the phone please, one more.

Operator:         Yes, our question from the phone line now comes from Tom Watts with SG Cowan, New York City. You have the floor sir.

Tom Watts:        There've been a number of comments from the press about
                  Verizon possibly bidding for Sprint as well, then comments that they're not going to bid.

                  Could you give us any comments on this what Sprint shareholders should think of this?

                  And also with the prospects for regulatory approval of that be substantially different than for the deal you're proposing?

Gary Forsee:      Well, Tom I think you would have to ask them what they're
                  strategy is. I think certainly from our perspective, Sprint perspective first and I'll let Tim comment on the combination that we're announcing including this morning. We believe this was the best opportunity for us to create value without question, the best opportunity for us to create value for our shareholders.

                  And as we look at the description of this company that we've created this morning, I hope you would agree with that.

                  So as our process in the last two years has gone through first transforming Sprint ensuring that we were operating and performing consistent with our shareholder expectations but also defining of strategy for the future, what we've defined for the future is what we've announced this morning, a company that has an opportunity for converged networks both at the business and consumer level the opportunity to spend our local business to make sure that we create value for our employees, our customers, and our shareholders.


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


                  So I think we've figured that out along the way and as we figure that out Nextel came to the same conclusions. And as Tim and I started having those discussions, it became clear that we had a common vision about the industry, a common vision about how to create value, and obviously that's resulted in the merger of equals that we've announced this morning.

                  So we're very positive about that Tom. And what others may think about either one of our companies that's up for them to decide. And certainly our shareholders and our Boards of Directors are a key part of that equation.

                  The regulatory process, you know, we believe certainly is coming off Cingular in AWE. We will go through that process in a quick pace with the FCC and the Department of Justice and with the states, all very important constituents. And we would expect a time line certainly not to exceed what Cingular and AWE went through and we're very bullish about that.

Operator:         Thank you.

Gary Forsee:      You bet. You're welcome. Tim, do you want to comment on that?

Tim Donahue:      I think you've said it all.

Gary Forsee:      Okay.

Tim Donahue:      Thanks very much.

Gary Forsee:      Back in the room here, please, morning.

Mike Rolands:     Mike Rolands, Smith Barney.

Gary Forsee:      Hi, Mike.


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


Mike Rolands:     Hi, a couple questions for you. First on the synergy side on the cost expectations, Sprint already has an aggressive cost cutting program in place.

                  Is the synergy incremental to what you expect Sprint on a stand alone basis to save let's say over the next couple of years?

                  And then Tim if you could just comment on the public safety spectrum slot and how that gets into the process over the next few years clearly there's a lot of moving pieces to get that done and how it effects the network integration plan?

                  Thank you.

Gary Forsee:      Okay, first question, we've been very transparent about our three year plan, about our targets. We identified one billion plus as we came into 2004 we're tracking against that obviously in very good stead. So, yes as we've shared our numbers with Nextel and created the Sprint Nextel numbers going forward they would have taken into account our run rate and plans that we already had in place that would accrue benefits on that basis.

                  So the numbers that we described this morning would be incremental to that.

Tim Donahue:      The combination of the two companies has very little effect on the spectrum swap. Obviously we're going to get on with that in very quick order. I think you all should know that we're expecting to have some sort of ruling on the spectrum swap very soon.

                  And I'm very hopeful that it's going to be a positive outcome for the company. I think it will be.

                  In terms of the actual work that has to be done over the three year period of the spectrum swap, obviously we'll get some benefit in the '06, '07 timeframe as we introduce a dual mode phone and to take some of the capacity that would typically go on the IDEN network and push it over to the CDMA network.

                  So this combination is very helpful in terms that it will relieve some of the capacity issues that we will be facing when we begin swapping out of the 800 megahertz level.

Mike Rolands:     Thank you, Gary.

Gary Forsee:      How about from UBS.

Man: A couple of quick questions on the local spin. First of all, can you give us an idea about the timing? What kind of a leverage ratio do you think this spin out, local service companies can support? And then thirdly, in terms of the dividend, when you said similar comparable companies are you thinking more of a higher dividend yielding company like a Citizen's Communications or a more conservative structure like Century Tel?

Gary Forsee:      Yeah, the first question - we're certainly planning an
                  aggressive approach with states for approval of spin but it will take longer than the merger of our two companies so we're expecting that some period of time, roughly six months after the close of our merger which we would expect to occur in the second half of 2005. The opportunity to then spin the business to our shareholders would occur. So obviously we're talking about a period of time -- 9 to 12 months -- for that to occur versus kind of 6 to 9 months for the merger to be approved.

                  And as it relates to leverage, obviously we paid a lot of attention in our discussions to understanding kind of where to set the parameters. I think what I say at this point in time, John, is that we're solving kind of three parts of the equation. We're solving certainly the leverage part of that equation in terms of how to position the spun entity into the future to be sure that their cash and their capital requirements can be made.

                  We've got a great business plan for that company as it sits today. So the plan for that company would be consistent with where we set today and how we think about those kinds of metrics.

                  The second piece obviously is to certainly understand that today the Sprint owners, you know, see a dividend. And as we think about the dividend policy going forward we've already said this morning that we will not pay a dividend to the Sprint Nextel shareowners in the future and our process would be that as we close, so between now and close, we will continue to pay as we do today.

                  From closing Sprint Nextel to completion of the spin, we would then pay at an amount that would be reduced to the expected level that the new entity would pay in the future. And obviously then at a future point that dividend would only be paid to the entity that would be in the spin. So I think that gives you kind of the stair step approach.

                  And the third dimension of that so we've got the leverage, we've got the dividend. The third dimension is that we want to have a set of metrics in place that would point toward investment grade. We think that's also a dimension associated with that.

                  So today it would be premature to say, you know, exactly where we would pen each of those dimensions but I think we clearly understand how those dimensions connect and as we come out and speak in more detail to all of you in the next several months we'll be able to get into some of the specifics about that.

                  But I think for this morning I want to be sure that you know we understand how those inter-relate. We understand the competitive reference points that are out there and again, we think this is an opportunity to appropriately lever but also consistent with expectations and policies that tie the other two pieces together.

                  I think we have time for one more, Todd, please.

Mike Hoffman:     Thank you, Mike Hoffman at FBR.

Gary Forsee:      Hi, Michael.

Mike Klone:       Gary, a question on customer service is obviously been -
                  customer care and customer service at Sprint has been an issue that you're in the process of improving. If you could outline how once the two companies merge, how that may change.

                  And then the second thing is, assuming that this closes in the second half of 2005, then how quickly will you move to integrate the Nextel Cup with Sprint, you know, Sprint initiatives as well? Will we see immediate driver phones as well for Sprint customers on both networks and things like that? Thanks.

Gary Forsee:      The second part of your question is something I'm particularly excited about and as we've talked about the great relationships that we have within the two companies certainly one that stands out is the NASCAR relationship and I look forward to getting to know that team and certainly that's going to be an important part of that. So certainly you can expect in 2005 because we're in flight already with the planning for that, that it would be the Nextel Cup in 2005 and we'll certainly work with the appropriate branding for that in the future.

                  Tim, I don't know if you want to comment further on that but that's an exciting opportunity for us as a new company.

Tim Donahue:      Yeah. Well, Tom Kelly was the architect, God bless him, of the
                  Nextel NASCAR relationship and he's probably more qualified than any of us to answer that question.

Tom Kelly:        (Unintelligible). Well, NASCAR wanted to come help us
                  leverage. I mean the only thing to really say about this is the NASCAR relationship has been a very exciting relationship for Nextel, probably the most or the best investment we have made in marketing since we've been in the business.

                  It also expands the opportunity beyond the small, medium business category to all the (unintelligible) consumer category and those of you who have talked to us about this before, you know that there's 75 million NASCAR fans out there, 40 million of which are avid. That is a mix of business and consumer.

                  When you add the two of these together with the branding that we've done and the opportunities for these combined companies together, this opportunity is going to be probably one of the best marketing tools that we will have to continue to penetrate in a marketplace we want with higher ARPU, more loyal and frankly, more application rich and open customers in the future.

                  So I think it's going to be fantastic time. I've spoken with the NASCAR family, DeFrancis, all the folks associated with this. They're very excited about it. They see it as a great opportunity not only for a great sponsorship relationship but also continuing to build this sport. And I think they are just as excited; and in fact I know they are, as we are about this opportunity.

Tim Donahue:      Tom, why don't you hand off to Len, let Len talk about
                  customer care.

Len Lauer:        Yeah, on customer care, yes, we are making a lot of progress on Sprint but we still have room to go. (Unintelligible) really excited about the combination is that we had made the decision to co-source our customer care to IBM; Nextel also made that decision about two years in front of us. So we believe we can take the strengths of that partnership with IBM, take the learnings in what Nextel's had a couple of years in front of us to be able to implement that on the Sprint side.

                  Secondly we're looking at systems in terms of the common systems we have, in terms of the back office billing systems, CRM systems as Tim Donahue mentioned, really taking the best, that will give us the most flexibility, the best cost moving forward.

                  And third is we've also taken a life cycle approach in terms of Rick Orchard who'll be leading the integration for Nextel, has a lot of experience (unintelligible) work with all the different touch points of the customer and how to optimize this to improve the experience.

                  So when you look at IBM, when you look at the combination of our systems, when you look at how we approach the life cycle touch points for our customers along with expanded distribution, along with the enhanced systems, we believe that we can make very, very quick progress together much quicker than we could have done on our own.

Gary Forsee:      Yeah, and I would just add, Michael, I think it's without
                  saying, it's job one, two and three has been at Sprint, has been at Nextel, will be at Sprint Nextel.

                  Certainly the components that Len talked about are critical. Network is critical. We spend $2-1/2 billion in 2003, about $2-1/2 billion in 2004, on network quality coverage and so forth. And our network is now being recognized for that improvement. We have been recognized the top network by JD Power on the East Coast and West Coast so we're putting our money where it needs to be in that regard.

                  And the final piece, if you look at our consumer office of today, Fair and Flexible was designed to begin to kind of demystify what wireless has been about from an offer and we're getting again significant uptick as it relates to that product and recognition by customers that that is the right way to approach it with that part of service.

                  So it is all wrapped together and we think we have a clearer understanding of where we've been and investments we need to make and the progress that's being recognized by our customers as we move forward.

                  Well, let me wrap up and then ask Tim if he wants to say a few words. Certainly I hope you see from our enthusiasm how we feel about this morning. We've been working very hard at this. I would also like to thank our collective set of advisors that have also worked very hard to, in a relatively short period of time, bring this together. This is a magic day for these two companies; make no mistake about that.

                  And I think over the next several weeks you're going to see a lot of Tim and I and our teams out with certainly our employees starting tonight and tomorrow, with our customers starting today and with our investors starting this morning and the course of the day to be sure that you have a clear an understanding as possible about what's being created.

                  This is about, and make no mistake about it, this is about creating the next generation communications company. We have the best assets to do that, this is the right time to do that and we're going to execute and deliver against that promise.

                  Tim?

Tim Donahue:      Thank you, Gary. I would just echo some of Gary's comments. If you look at the basket of assets that this new company will have, if you look at the extraordinarily talented management team that this new company will have, if you take a look at the strategies that you will see as we continue to detail the story for you in terms of how this company with its size and with its scale and with its product sets will be an extraordinarily competitive wireless/telecommunications company in this country.

                  We very, very much look forward to competing. I can't wait; I can't wait to put this company together, to work closely with Gary, to bring out a product offering that will be the best. And so I am chomping at the bit to get started.

                  I want to just say that the relationship that we've established between the two companies I think is fantabulous. I very much look forward to working with Gary. I very much look forward to working with the Sprint team and I know that our folks feel the same way. And so let's just get started.

                  Thank you very much.

Gary Forsee:      Good job, buddy.


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